                                  SCHEDULE 13G
                                 (Rule 13d-102)

           Information to be Included in Statements Filed Pursuant to
 Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                 LSB Corporation
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                              ---------------------
                         (Title of Class of Securities)

                                   50215P1 00
                              ---------------------
                                 (CUSIP Number)

                                January 29, 2003
                              ---------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [_]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [_]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50215P1 00                 13G                       Page 2 of 6 Pages


--------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification Nos. of Above Persons (Entities Only)

           William P. DeLuca, Jr.

--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group              (a) [ ]
           (See Instructions)                                            (b) [ ]

--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Citizenship or Place of Organization

           U.S.

--------------------------------------------------------------------------------
            Number of            5      Sole Voting Power

              Shares                    10,500

           Beneficially       --------------------------------------------------
                                 6      Shared Voting Power
             Owned by
                                        407,300*
               Each
                              --------------------------------------------------
             Reporting           7      Sole Dispositive Power

              Person                    10,500

               With           --------------------------------------------------
                                 8      Shared Dispositive Power

                                        407,300*

--------------------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           417,800*

--------------------------------------------------------------------------------
   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row (9)

           9.97%**

--------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions)

           IN

--------------------------------------------------------------------------------

* Includes 8,900 shares held by a trust of which William P. DeLuca, Jr. is a trustee and 398,400 shares held by a business trust of which William P. DeLuca, Jr. is the Chairman of the Board of Directors and the controlling equity owner.
** Based upon 4,191,405 shares of Common Stock outstanding as of March 13, 2003 as reported by the Issuer.

CUSIP No. 50215P1 00                 13G                       Page 3 of 6 Pages


--------------------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification Nos. of Above Persons (Entities Only)

           Windham Equity Company (EIN 04-2938474)*

--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group              (a) [ ]
           (See Instructions)                                            (b) [ ]

--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Citizenship or Place of Organization

           Massachusetts

--------------------------------------------------------------------------------
            Number of            5      Sole Voting Power

              Shares                    398,400

           Beneficially       --------------------------------------------------
                                 6      Shared Voting Power
             Owned by
                                        0
               Each
                              --------------------------------------------------
             Reporting           7      Sole Dispositive Power

              Person                    398,400

               With           --------------------------------------------------
                                 8      Shared Dispositive Power

                                        0

--------------------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           398,400

--------------------------------------------------------------------------------
   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row (9)

           9.51%**

--------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions)

           OO

--------------------------------------------------------------------------------

* As part of a corporate restructuring, on January 29, 2003, Lease and Rental Management Corp. transferred to its parent company, Windham Equity Company, all of the Issuer's Stock owned by Lease and Rental Management Corp.
** Based upon 4,191,405 shares of Common Stock outstanding as of March 13,
   2003 as reported by the Issuer.

CUSIP No. 50215P1 00                 13G                       Page 4 of 6 Pages


Item 1(a)  Name of Issuer:  LSB Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:
           30 Massachusetts Avenue, North Andover, Massachusetts 01845

Item 2(a)  Name of Person Filing:
           William P. DeLuca, Jr. and Windham Equity Company

Item 2(b)  Address of Principal  Business Office or, if None, Residence:
           45 Haverhill Street, Andover, Massachusetts  01810

Item 2(c)  Citizenship:  William P. DeLuca, Jr.:  USA
           Windham Equity Company:  Massachusetts

Item 2(d)  Title of Class of Securities: Common Stock

Item 2(e)  CUSIP Number:  50215P1 00

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

      (a)  ___ Broker or dealer registered under section 15 of the Exchange Act;
      (b)  ___ Bank as defined in Section 3(a)(6) of the Exchange Act;
      (c) ___ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;
      (d) ___ Investment Company registered under Section 8 of the Investment Company Act;
      (e)  ___ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
      (f) ___ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
      (g) ___ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
      (h) ___ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
      (i) ___ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
      (j)  ___ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 50215P1 00                 13G                       Page 5 of 6 Pages


Item 4.    Ownership.

           As to William P. DeLuca, Jr.:

           (a) Amount Beneficially Owned: 417,800* shares
           (b) Percent of Class: 9.97%**
           (c) Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote:           10,500
               (ii)  shared power to vote or to direct the vote:        407,300*
               (iii) sole power to dispose or to direct the
                     disposition of:                                     10,500
               (iv)  shared power to dispose or to direct
                     the disposition of:                                407,300*

           As to Windham Equity Company***:

           (a) Amount Beneficially Owned: 398,400 shares
           (b) Percent of Class: 9.51%**
           (c) Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote:          398,400
               (ii)  shared power to vote or to direct the vote:              0
               (iii) sole power to dispose or to direct the
                     disposition of:                                    398,400
               (iv)  shared power to dispose or to direct the
                     disposition of:                                          0
---------------------
* Includes 8,900 shares of Common Stock held in a trust of which William P. DeLuca, Jr. is a trustee and 398,400 shares held by a business trust of which William P. DeLuca, Jr. is the Chairman of the Board of Directors and the controlling equity owner.
** Based upon 4,191,405 shares of Common Stock outstanding as of March 13, 2003 as reported by the Issuer.
*** As part of a corporate restructuring, on January 29, 2003, Lease and Rental
    Management Corp. transferred to its parent company, Windham Equity Company, all of the Issuer's Stock owned by Lease and Rental Management Corp.

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable

CUSIP No. 50215P1 00                 13G                       Page 6 of 6 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable

Item 8.    Identification and Classification of Members of the Group.

           Not applicable

Item 9.    Notice of Dissolution of Group.

           Not applicable

Item 10.   Certification.

           By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signatures

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                /s/ William P. DeLuca, Jr.
                                                -------------------------------
                                                William P. DeLuca, Jr.

                                                WINDHAM EQUITY COMPANY,
                                                a Massachusetts Trust


                                                By: /s/ William P. DeLuca, III
                                                    ---------------------------
                                                    William P. DeLuca, III,
                                                    its Treasurer

Dated:  March 25, 2003